UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd
(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 22, 2024, Neo-Concept International Group Ltd (the “Company”) issued a press release (the “Press Release”) announcing that on May 22, 2024 its wholly owned subsidiary, Neo-Concept UK Limited (“NCUK”), entered into a framework collaboration agreement (the “Collaboration Agreement”) with Reiss Limited (“REISS”) to produce a range of co-branded “REISS x Les100Ciels” products.

Under the Collaboration Agreement, the two companies will work together on the design of the new product line, with NCUK being responsible for manufacturing the products through its supply channels. The products will be exclusive to this collaboration and will be sold through NCUK 's online (www.les100ciels.com) and retail channels, as well as distributed to REISS for sale through its retail network.

The Collaboration Agreement takes effect immediately and shall remain in force indefinitely, subject to termination by either party with at least 3 months' advance written notice.

A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated May 22, 2024

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: May 22, 2024	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

2